Exhibit 99.2

Ninetowns Reschedules Third Quarter 2006 Results
Conference Call

Wednesday November 15, 4:05 pm ET

BEIJING, Nov. 15 /Xinhua-PRNewswire/ -- Ninetowns Internet Technology Group Company Limited (Nasdaq: NINE - News) announced today that it will reschedule its conference call with investors and analysts to November 17, 2006 at 7:00 a.m. in Beijing to discuss the Company's third quarter 2006 results. This will be 6:00 p.m. on November 16, 2006 in New York.

The news release announcing the third quarter 2006 results will be disseminated after the Nasdaq stock market closes on November 16, 2006 in New York.

The dial-in number for the live audio call beginning at 7:00 a.m. Beijing time on November 17, 2006 (6:00 p.m. in New York on November 16, 2006) is +1- 617-213-8895, and the passcode is 85837656. A live webcast of the conference call will be available on Ninetowns' website at www.ninetowns.com/english.

A replay of the call will be available from 9:00 a.m. Beijing time on November 17, 2006 (8:00 p.m. in New York on November 16, 2006) through 9:00 a.m. on November 24, 2006 in Beijing (8:00 p.m. in New York on November 23, 2006) by telephone at +1-617-801-6888 and through www.ninetowns.com/english. The passcode to access the call replay is 76361319.

About Ninetowns Internet Technology Group Company Limited

Ninetowns (Nasdaq: NINE - News) streamlines the import/export process for enterprises in China. Through its scalable enterprise platform products, Ninetowns' clients have the ability to automate import/export processing over the Internet. This is a more cost-effective and efficient alternative to the traditional paper-based method. For more information, visit www.ninetowns.com/english.

Forward-Looking Statements:

Certain statements in this press release include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "project" or "continue" or the negative thereof or other similar words. All forward-looking statements involve risks and uncertainties, including, but not limited to, customer acceptance and market share gains, competition from companies that have greater financial resources; introduction of new products into the marketplace by competitors; successful product development; dependence on significant customers; the ability to recruit and retain quality employees as the Company grows; and economic and political conditions globally. Actual results may differ materially from those discussed in, or implied by, the forward-looking statements. The forward-looking statements speak only as of the date of this release and the Company assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contact:
Ms. Xiaoyan Su / Ms. Lisa Zheng
Investor Relations
Ninetowns Internet Technology Group Company Limited
(+86-10) 6588-2256
ir@ninetowns.com

Source: Ninetowns Internet Technology Group Company Limited